FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR October 10, 2007

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                              FORM  51-102F3

                          MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         October 9, 2007


Item 3   News Release
         ------------

         Issued October 9, 2007 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, October 9, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced today that it has completed a $10.5 million equity financing with Quercus Trust, an environmentally-oriented fund, and several other private investors. Ardour Capital Inc. of New York served as financial advisor in the transaction.

Under terms of the transaction, Quercus Trust invested $10
million and other private investors $500,000 to acquire 11.4 million shares of Dynamotive common stock at $0.9215 per share.
They also received five-year warrants, with three-year anti-dilution rights, for up to a total of 4.56 million additional shares at $1.06 per share. The shares are restricted securities under the Securities Act of 1933 and were sold pursuant to applicable exemptions.


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, October 9, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced today that it has completed a $10.5 million equity financing with Quercus Trust, an environmentally-oriented fund, and several other private investors. Ardour Capital Inc. of New York served as financial advisor in the transaction.

Under terms of the transaction, Quercus Trust invested $10 million and other private investors $500,000 to acquire 11.4 million shares of Dynamotive common stock at $0.9215 per share. They also received five-year warrants, with three-year anti-dilution rights, for up to a total of 4.56 million additional shares at $1.06 per share. The shares are restricted securities under the Securities Act of 1933 and were sold pursuant to applicable exemptions.

"The Quercus funding comes at an important time for Dynamotive," said Andrew Kingston, president and chief executive officer, "as this significant cash investment by a sophisticated, alternative-energy-oriented investor provides additional working capital to help speed our progress on major activities currently under way."

"This capital infusion," Mr. Kingston continued, "allows us to concentrate on growing the company, investing in new project initiatives, and accelerating our market penetration in the U.S. and in Europe, where we are developing further projects.

Mr. Kingston noted that the company has two BioOil(R) biofuel plants in Canada, one of which is now ramping up production, and the other is nearing completion of an upgrade. The company is also working to finalize plans for two major biomass-to-electricity complexes in Latin America.


5.2 Disclosure for Restructuring Transactions

    N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         October 9, 2007



       DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                            (signed)      "Andrew Kingston"
                                           ----------------

                                           Andrew Kingston
                                           President & CEO
















































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DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release:  October 9, 2007

          QUERCUS MAKES $10 MILLION EQUITY INVESTMENT IN DYNAMOTIVE

VANCOUVER, BC, CANADA, October 9, 2007 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, announced today that it has completed a $10.5 million equity financing with Quercus Trust, an environmentally-oriented fund, and several other private investors. Ardour Capital Inc. of New York served as financial advisor in the transaction.

Under terms of the transaction, Quercus Trust invested $10 million and other private investors $500,000 to acquire 11.4 million shares of Dynamotive common stock at $0.9215 per share. They also received five-year warrants, with three-year anti-dilution rights, for up to a total of 4.56 million additional shares at $1.06 per share. The shares are restricted securities under the Securities Act of 1933 and were sold pursuant to applicable exemptions.

"The Quercus funding comes at an important time for Dynamotive," said Andrew Kingston, president and chief executive officer, "as this significant cash investment by a sophisticated, alternative-energy-oriented investor provides additional working capital to help speed our progress on major activities currently under way."

"This capital infusion," Mr. Kingston continued, "allows us to concentrate on growing the company, investing in new project initiatives, and accelerating our market penetration in the U.S. and in Europe, where we are developing further projects.

Mr. Kingston noted that the company has two BioOil(R) biofuel plants in Canada, one of which is now ramping up production, and the other is nearing completion of an upgrade. The company is also working to finalize plans for two major biomass-to-electricity complexes in Latin America.


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse-gas-neutral fast pyrolysis technology uses medium temperatures and oxygen-free conditions to turn dry, waste cellulosic biomass into BioOil(R) for power and heat generation. BioOil(R) can be further converted into vehicle fuels and chemicals. For further information, please visit the company's website at www.dynamotive.com.


Contacts:

Nathan Neumer, Director, Communications, 604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005


Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.

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